UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Nova Miunerals Limited (the “Company”), is furnishing this Amendment No. 1 (the “Amendment No. 1”) to Report of Foreign Private Issuer on Form 6K/A to amend its Report of Foreign Private Issuer on Form 6-K for the month of December, 2025 (the “Original Form 6-K”), which was originally furnished with the Securities and Exchange Commission (“SEC”) on December 22, 2025.

This Amendment No. 1 is being filed solely to clarify that the information in the Original Form 6-K (including the exhibits thereto) is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292084), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: January 5, 2026	By:	/s/ Ian Pamensky
	Name:	Ian Pamensky
	Title:	Corporate Secretary

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